

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
Judy A. Schmeling
Chief Financial Officer
HSN, Inc.
1 HSN Drive
St. Petersburg, Florida 33729

      Re: **HSN, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 23, 2011
              File No. 001-34061

Dear Ms. Schmeling:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Andrew Mew

                        Andrew Mew
                        Accounting Branch Chief

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Michael J. Attinella